Certificate of Amendment

(PURSUANT TO NRS 78.285 and 78.390)

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.285 and 78.390 – After Issuance of Stock)

1. Name of corporation:

SurePure, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

Article “FOURTH: CAPITAL STOCK” has been amended by deleting in its entirety the first complete sentence of the present Article “FOURTH: CAPITAL STOCK” and substituting in lieu thereof the following text:

"The total number of shares of all classes of stock which the Corporation shall have authority to issue is Two Hundred Thirty-One Million One Hundred Fifty-Five Thousand Two Hundred Eighty-Two (231,155,282), of which Two Hundred Million (200,000,000) shares shall be Common Stock with a par value of $0.001 per share (the “Common Stock”) and Thirty-One Million One Hundred Fifty-Five Thousand Two Hundred Eighty-Two (31,155,282) shares shall be Preferred Stock with a par value of $0.01 per share (the “Preferred Stock”)."

3. The vote by which stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by the classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:  23,180,000 shares.

4. Effective date of filing (optional):

5. Officer Signature (required):  _________________________